767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

July 30, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention: Christina Chalk

Eddie Kim

Re:	Allego N.V.

Schedule 14D-9/A filed July 22, 2024

File No. 005-93922

Ladies and Gentlemen:

On behalf of our client, Allego N.V. (“Allego” or the “Company”), we are responding to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 29, 2024, relating to the Company’s above-referenced Amendment No. 1 filed with the Commission on July 22, 2024 to Schedule 14D-9, filed with the Commission on July 3, 2024, (as amended, and together with the exhibits and annexes thereto, the “Schedule 14D-9”). Allego is concurrently filing, electronically via EDGAR to the Commission, Amendment No. 3 to the Schedule 14D-9, which includes changes in response to the Staff’s comments.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to such comment. In addition, the headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. All references to page numbers in the Company’s responses refer to page numbers in the Schedule 14D-9. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Schedule 14D-9/A filed July 22, 2024

General

1.

Comment: We reissue in part prior comment 4 in our letter dated July 17, 2024. Your revised disclosure reflects that the “the Independent Transaction Committee and the Board . . . believe that the Transactions are fair to the Company’s ‘unaffiliated security holders’” (emphasis added), but it continues to state that “the Independent Transaction Committee and the Board . . . collectively determined to take no position and make no recommendation, and to express no opinion and to

Securities and Exchange Commission July 30, 2024 Page 2

remain neutral, with respect to the Offer in light of the various considerations and factors described above and other factors” (emphasis added). Please revise to describe the Company’s analysis supporting its statement that the Transactions as a whole are fair to unaffiliated security holders. The original discussion focused specifically on the Offer and the Company’s analysis of it, rather than the Transactions, and did not address fairness to both unaffiliated shareholders who may tender into the Offer, and those who will remain as shareholders of the Company after the Offer, due to the possibility that there will not be a second-step transaction. Please revise. This expanded discussion should explain in particular how the Company reached the fairness determination as to the Transactions but not as to the Offer itself.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 32 of the Schedule 14D-9.

[Remainder of page intentionally left blank.]

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8096 or by e-mail at amanda.fenster@weil.com.

/s/ Amanda Fenster
Amanda Fenster

cc:	Mathieu Bonnet, Chief Executive Officer and Director, Allego N.V.

Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP

Adé Heyliger, Weil, Gotshal & Manges LLP

David Ingles, Allen Overy Shearman Sterling LLP

Olivier Valk, Allen Overy Shearman Sterling LLP